July 13, 2012

W. John Cash
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:     Precision Castparts Corp.
Form 10-K for the Fiscal Year Ended April 1, 2012
Filed May 31, 2012
File No. 1-10348

Dear Mr. Cash:

We received your letter dated July 3, 2012 regarding our Form 10-K report. In it, you request that we respond within 10 business days, either by providing the requested information or by advising you when we will provide the requested response. We have reviewed the work required to prepare the requested response and have scheduled our internal disclosure reviews and approvals. Based on this review, we hereby advise that we will provide the requested response by August 2, 2012.

If you have questions regarding this response you may call or email Russ Pattee, Vice President and Corporate Controller, (rpattee@precastcorp.com / (503) 946-4867) or me (shagel@precastcorp.com / (503) 946-4844). Our facsimile number is (503) 946-4817.

Sincerely,

/s/ Shawn R. Hagel
Shawn R. Hagel Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)